Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 13, 2023

Relating to Preliminary Prospectus dated January 27, 2023

Registration No. 333-260565

This free writing prospectus relates to the initial public offering (“IPO”) of shares of common stock of Intensity Therapeutics, Inc. (the “Company”) and should be read together with the preliminary prospectus dated January 27, 2023 (the “Preliminary Prospectus”) that was included in Amendment No. 12 to the Registration Statement on Form S-1 relating to the IPO, which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1567264/000121390023005668/fs12023a12_intensity.htm.

The following is a summary of certain new developments, which supplements and updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

On February 13, 2023, the Company announced that it does not intend to proceed with the IPO unless the gross proceeds from the IPO are at least $7.25 million in aggregate at a minimum price of $4.00 per share of common stock.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Copies of the Preliminary Prospectus may be obtained from the SEC’s website or from The Benchmark Company, LLC, 150 East 58th St, 17th Floor, New York, NY 10155, or by email to prospectus@benchmarkcompany.com or by telephone at 212-312-6700.